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                          PIMCO Advisors Holdings L.P.
                            800 Newport Center Drive
                            Newport Beach, CA 92660

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  PIMCO Advisors Holdings L.P.
          Form RW - Application for Withdrawal
          File Nos. 333-09618, 333-43201, 333-47417 and 333-53055

Ladies and Gentlemen:

     Pursuant to Rule 477(a) of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned on behalf of PIMCO Advisors Holdings L.P. (the "Registrant"), respectfully requests an order granting the immediate withdrawal of (i) its registration statement on Form S-8, File No. 333-09618, together with all exhibits and any amendments thereto, filed with the Securities and Exchange Commission on October 7, 1998 (the "October 1998 Form S-8"), (ii) its registration statement on Form S-8, File No. 333-43201, together with all exhibits and any amendments thereto, filed with the Securities and Exchange Commission on December 24, 1997 (the "December 1997 Form S-8") (iii) its registration statement on Form S-3, File No. 333-47417, together with all exhibits thereto, filed with the Securities and Exchange Commission on March 6, 1998 (the "Form S-3") and (iv) its registration statement on Form S-4, File No. 333-53055, together with all exhibits thereto, originally filed with the Securities and Exchange Commission on May 19, 1998, as amended (the "Form S-4", and together with the October 1998 Form S-8, the December 1997 Form S-8 and the Form S-3, the "Registration Statements"). The Form S-3 and the Form S-4 were filed with the Securities and Exchange Commission pursuant to Rule 415 of the Securities Act of 1933, as amended.

     Affiliates of Allianz AG, a German insurer, completed its acquisition of the Registrant and a majority of the equity interests in its wholly owned subsidiary, PIMCO Advisors L.P., on May 5, 2000. On that date, the Registrant filed a Form 15 with the Securities and Exchange Commission to terminate the registration of the Registrant under the Securities Exchange Act of 1934, as amended, and its obligations to file reports thereunder. On May 9, 2000, the New York Stock Exchange filed a notification on Form 25 with the Securities and Exchange Commission of its intent to delist and deregister the Registrant. No offers of sales of securities have been made pursuant to the Registration Statements since May 5, 2000.

     Should you have any questions concerning this matter, please do not hesitate to contact David C. Flattum, Esq. at Latham & Watkins, legal counsel for the Registrant, at (714) 540-1235. Thank you for your assistance and cooperation in this matter.


                                         PIMCO Advisors Holdings L.P.


                                         By: /s/ Robert M. Fitzgerald
                                             ------------------------
                                         Name:   Robert M. Fitzgerald
                                         Title:  Chief Financial Officer